NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES UPSIZES CORPORATE REVOLVER TO $1 BILLION

All $ Amounts are in US Dollars

NEW YORK, January 8, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has upsized its corporate revolving credit facility from $695 million to $1 billion through a syndicate of lending institutions led by Deutsche Bank AG, RBC Capital Markets and Citigroup Global Markets Inc.

The upsized floating-rate credit facility holds a four-year term with two six-month extension options. The facility also features an accordion option through which Brookfield can draw an additional $250 million at the consent of the lenders.

Proceeds of the loan will be used to finance working capital and for general corporate purposes.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, San Francisco, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com